December 3, 2018

Leslie Ball
Chief Executive Officer and Director
GSRX INDUSTRIES INC.
Building No. 3, P.E. 606, int. Jose Efron Ave.
Dorado, Puerto Rico 00646

       Re: GSRX INDUSTRIES INC.
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed October 31, 2018
           Response Dated November 19, 2018
           File No. 333-141929

Dear Ms. Ball:

       We have reviewed your November 19, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Response Dated November 19, 2018

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies Inventory, page 10

1. We reviewed your proposed disclosure in response to comment 2. Please disclose the basis of stating inventories in future filings. Refer to ASC 330-10-50-1 and paragraph
       6(b) of Rule 5-02 of Regulation S-X .
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leslie Ball
GSRX INDUSTRIES INC.
December 3, 2018
Page 2

       You may contact Yolanda Guobadia at (202) 551-3562 or Bill Thompson at
(202) 551-
3344 with any questions.



                                                       Sincerely,
FirstName LastNameLeslie Ball
                                                       Division of Corporation
Finance
Comapany NameGSRX INDUSTRIES INC.
                                                       Office of Consumer
Products
December 3, 2018 Page 2
cc:       Tom Ginerich
FirstName LastName